SERVISFIRST BANCSHARES, INC.

December 27, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: William Schroeder and Amit Pande

Re:	ServisFirst Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2024
File No. 001-36452

Mr. Schroeder and Mr. Pande:

Set forth below is the response of ServisFirst Bancshares, Inc. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance, Office of Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2024, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) filed by the Company with the Commission on March 1, 2024, and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2024 (the “Form 10-Q”) filed by the Company with the Commission on November 6, 2024.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2023

Real Estate Loans, page 9

1.	Please revise future filings to discuss the related risks with in your commercial real estate portfolio, and how you monitor credit quality, separately for each loan classification you present in the notes to the financial statements. We note, for instance, that risk characteristics of “owner occupied commercial real estate mortgage” may differ from “other real estate mortgage” which consists of non-owner occupied commercial real estate.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will add further discussion in its future Annual Reports on Form 10-K regarding the risks within its commercial real estate (“CRE”) portfolio, and how it monitors credit quality for each loan classification presented.

United States Securities and Exchange Commission

December 27, 2024

2.	We note your disclosure on page 9 that repayment of your commercial real estate loans may be adversely affected by conditions in the real estate market or the general economy. Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will add further discussion in its future Annual Reports on Form 10-K regarding specific details of any risk management policies, procedures and other actions undertaken by management in response to the current environment.

Loan Portfolio, page 49

3.	We note from your tabular disclosure on page 50 that your commercial real estate (“CRE”) portfolio comprised approximately 50% of total gross loans as of December 31, 2023. We also note that the “Other mortgage” portfolio consisting of non-owner occupied CRE loans comprised both the largest portion of your CRE, as well as the largest portion of your total loan portfolio, as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations (e.g., office, retail, multifamily, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the extent material to an investor’s understanding of the credit risk inherent in your CRE portfolio.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will add to its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q disaggregating data regarding its CRE loan portfolio, including quantifying material geographic and industry concentrations, and other factors, if material to an investor’s understanding of the credit risk associated with its CRE portfolio.

4.	Please revise future filings to provide a breakdown of the allowance for credit losses by each loan category for which disclosure is required by U.S. GAAP at the end of each reported period or tell us how the current presentation in the table on page 52 complies with the requirements. Refer to Item 1405(c) of Regulation S-K.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will include in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q a breakdown of the allowance for credit losses for each loan category (including each subcategory within “Real estate-mortgage”).

Deposits, page 55

5.	Please revise future filings to disclose uninsured time deposits by time remaining until maturity of (i) 3 months or less; (ii) Over 3 through 6 months; (iii) Over 6 through 12 months; and (iv) Over 12 months. Refer to Item 1406(f)(2) of Regulation S-K.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will include in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q uninsured time deposits by time remaining until maturity of (i) 3 months or less; (ii) over 3 through 6 months; (iii) over 6 through 12 months; and (iv) over 12 months.

United States Securities and Exchange Commission

December 27, 2024

Note 3 - Loans, page 81

6.	In order to more accurately reflect the nature of the portfolio please consider revising future filings to label the “other real estate mortgage” loan portfolio as “non-owner occupied commercial real estate” or something similar.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will revise its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to label the “other real estate mortgage” loan portfolio as Non-owner occupied commercial real estate.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Notes to Consolidated Financial Statements, page 9

7.	Please revise future periodic filings to disclose the aggregate amount of time deposit accounts (including certificates of deposits) in denominations that meet or exceed the FDIC insurance limit and time deposits having a remaining term of more than one year and the aggregate amount of maturities for each of the five years following the balance sheet date similar to the disclosure provided in Note 8 of your Form 10-K, or advise us. Refer to ASC 942-405-50-1(a) and ASC 470-10-50-1.

RESPONSE:   The Company acknowledges the Staff’s comment. The Company will revise future Quarterly Reports on Form 10-Q to disclose the aggregate amount of time deposit accounts (including certificates of deposits) in denominations that meet or exceed the FDIC insurance limit and time deposits having a remaining term of more than one year and the aggregate amount of maturities for each of the five years following the balance sheet date similar to the disclosure provided in Note 8 of our Form 10-K.

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Should you have any further questions or comments regarding the foregoing, please contact Clint Smith of Jones Walker LLP at (504) 586-8429 or csmith@joneswalker.com.

Very truly yours,

ServisFirst Bancshares, Inc.

By: /s/ Edison Woodie
Name: Edison Woodie
Title: Interim Chief Financial Officer

cc:	Thomas A. Broughton III (ServisFirst Bancshares, Inc.)
Clint Smith (Jones Walker LLP)